Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 4, 2010
Item 3	News Release The news release dated November 4, 2010 was disseminated through Marketwire’s US and Canadian Investment Disclosure Network, UK Media & Analysts and Continental Europe.
Item 4
Summary of Material Change

Silver Standard Resources Inc. provides the following updates on the sale of the Snowfield and Brucejack Projects, the Pirquitas Mine and principal development projects, and reports on headline financial results from the company’s third quarter ended September 30, 2010.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 4, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of November, 2010

November 4, 2010	News Release 10-31

SILVER STANDARD REPORTS THIRD QUARTER 2010 RESULTS & PROJECT UPDATES

Vancouver, B.C. – Silver Standard Resources Inc. (“Silver Standard”) provides the following updates on the sale of the Snowfield and Brucejack Projects, the Pirquitas Mine and  principal development projects, and reports on headline financial results from the company’s third quarter ended September 30, 2010. The company has adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars, unless otherwise noted.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in Silver Standard’s Cautionary Statements on Forward-Looking Information located on the last page of this news release.)

On October 29, 2010, Silver Standard announced an agreement to sell its wholly-owned Snowfield and Brucejack Projects in northern British Columbia to Pretium Resources Inc. (“Pretium”), a company formed to acquire and explore precious metals projects, led by Robert A. Quartermain.  Subject to closing, Silver Standard will receive total consideration of C$450 million, consisting of a minimum of C$215 million in cash and the balance in common shares of Pretium valued at the offering price of such shares under an initial public offering being undertaken by Pretium. The transaction is expected to close before year-end.

The proposed sale is the culmination of an extensive review of strategic alternatives focused on developing projects that are core to the company’s capability while monetizing project options that are best developed by other companies. The proceeds will strengthen Silver Standard’s balance sheet and provide a strong platform for the pursuit of the company’s growth strategy.

Pirquitas Mine, Argentina

Highlights:

•	Pirquitas produced over 1.9 million ounces of silver and became cash flow positive in the third quarter.
•	Mining from the open pit has provided sulphide ore since September. Unit costs for the year are competitive with comparably-sized mines at similar altitudes.
•	Silver recoveries from the sulphide ores are meeting design expectations.
•	Gravity pre-concentration has commenced and the process plant is producing a silver concentrate and zinc concentrate.

Silver production from the Pirquitas Mine has improved considerably since the completion of the commission phase on December 1, 2009. With the increase in production and resulting silver sales, the Pirquitas mine reached an important milestone of being cash flow positive for the third quarter.

Open pit mining continued to operate well, with 3,920,000 tonnes mined during the third quarter at a rate of 43,000 tonnes per day, which is comparable to the 43,000 tonnes per day mined during the first half of this year. Year-to-date 2010 mining costs are US$1.98 per tonne.

Summary Mine Operating Statistics (1)

		Q3 2010	Q2 2010	Q1 2010	Nine Months 2010
Total Material Mined	Kt	3,920	3,900	3,876	11,696
Ore Processed	Kt	320	346	276	942
Silver Grade	g/tonne	283	240	129	222
Recoveries	%	66.3	63.7	53.2	62
Silver Produced	Ounces	1,932,978	1,692,466	609,258	4,234,702
Cash Production Cost	US$/oz.	$10.42	$11.27	$29.32	$13.05
Cash Operating Cost	US$/oz.	$16.94	$14.98	$36.61	$19.27

(1) Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the quarter and nine months ended September 30, 2010.

Production in the third quarter increased 14% from the second quarter to 1,932,978 ounces of silver, as a result of improved grades and recoveries. Cash production cost in the third quarter was $10.42 per ounce of silver compared to $11.27 per ounce in the second quarter. Including deductions, treatment, refining charges, transport, royalties and export taxes, cash operating cost per ounce in the third quarter was $16.94 compared to $14.98 for the second quarter. This increase in per ounce costs is mainly due to higher sales than production in the third quarter.

During the third quarter, the mill processed 320,174 tonnes of ore at an average milling rate of 3,480 tonnes per day, compared to 3,798 tonnes per day in the second quarter. The lower tonnage for the third quarter reflects the low tonnage milled when processing high-grade jig tails. The mill feed during the third quarter consisted primarily of transitional ore and some historical jig tailings. In September, sulphide ore from the open pit was fed continuously into the process plant for the first time.

This represents another key milestone for Pirquitas since the pit sulphide ore represents the life-of-mine feed for the project.  Overall silver recovery rates from treating sulphide ore achieved feasibility study expectations.

Commissioning of the gravity pre-concentration stage commenced in September.  The initial results are very encouraging, and the level of upgrading exhibited from pre-concentration continues to be in line with expectations. These two important achievements confirm the processing concept for silver recovery at Pirquitas.
The successful commissioning of the gravity pre-concentration stage has increased the required crushing throughput rate from 4,000 tonnes per day (tpd) to 6,000 tpd. The crushing circuit requires de-bottlenecking to consistently achieve the additional throughput. This is a temporary issue since auxiliary crushing capacity has been sourced, if required, to ensure that the full benefit of the gravity pre-concentration is realized.

During the quarter, the mined ore yielded 565,500 pounds of zinc from the flotation facility.  With the continuous processing of sulphide ore now established, the zinc flotation circuit was re-commissioned and Pirquitas is now producing separate silver and zinc concentrates. The mine is expected to produce 1.5 million pounds of zinc during the balance of the year, for a total of 3.0 million pounds of zinc produced in 2010.

The tin circuit is commissioned and despite it producing a high-grade saleable gravity tin concentrate, tin recovery is poor. Testwork is being conducted at a number of laboratories globally with the dual objectives of improving tin recovery while maintaining a good tin grade in the final concentrate. As a result of the low tin recovery, tin production is now estimated at less than 100,000 pounds for 2010 compared to the previous estimate of 600,000 pounds.

Silver production for the full year of 2010 is estimated at 6.3 to 6.5 million ounces of silver at an average cash production cost of between $11.50 to $12.00 per ounce of silver (net of by-product credits) and $17.00 to $17.50 per ounce cash operating costs. The reduction in guidance from seven million ounces is primarily due to mill tonnage losses incurred during the commissioning of the gravity pre-concentration circuit.  As a consequence of lower production and lower tin grades, cash production cost per ounce and cash operating cost per ounce estimates have increased from previous estimates of $10.00 and $14.00, respectively. Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in this news release.

Financial Results
(All figures are in US dollars unless otherwise noted)

•
Silver Standard produced a total of 1,932,978 ounces of silver and sold 2,316,447 ounces during the third quarter of 2010. The company recorded a net loss of $7.5 million or $0.10 per share for the three months ended September 30, 2010, compared to a net loss of $0.1 million or $nil per share for the same period in the prior year, and a net loss of $30.3 million or $0.39 per share in the nine months ended September 30, 2010, compared to a net loss of $4.1 million or $0.06 per share in the comparable 2009 period.

•
Mine operations earned $10.0 million in the third quarter from revenues of $41.6 million which were net of deductions, treatment and refining charges. Cost of sales was $25.0 million plus $6.6 million in non-cash depletion, depreciation and amortization.

•
For the three months ended September 30, 2010, exploration expenditures totalled $26.6 million, compared to $12.6 million in the third quarter of 2009. Expenditures totalled $1.2 million at the San Luis Project in Peru ($1.7 million in the third quarter of 2009); $9.8 million at Pitarrilla in Mexico ($1.0 million in the third quarter of 2009); $5.5 million for the Snowfield Project in Canada ($8.8 million in the third quarter of 2009); and $6.6 million at the Brucejack Project, Canada ($nil in the third quarter of 2009).

•
Cash and cash equivalents at September 30, 2010 were $35.8 million compared to $26.7 million at December 31, 2009. Working capital at September 30, 2010 was $65.2 million compared to $24.5 million at December 31, 2009.

Selected Financial Data
(US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months and nine months ended September 30, 2010 and audited results for the year ended December 31, 2009.

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Earnings (loss) from mine operations	10,023	-	(8,329)	-
Earnings (loss) from operations	2,709	(4,012)	(30,449)	(12,589)
Loss for the period	(7,500)	(95)	(30,336)	(4,067)
Loss per share (basic and diluted)	(0.10)	(0.00)	(0.39)	(0.06)
Cash generated (used) in operating activities	4,918	(5,677)	(18,788)	(19,073)
Cash generated by financing activities	915	47,906	109,589	142,865
Cash used in investing activities	(27,713)	(52,178)	(81,621)	(152,919)

Financial Position	September 30, 2010		December 31, 2009
Cash and cash equivalents	35,839		26,659
Current assets – total	102,583		75,197
Current liabilities – total	37,382		50,682
Working capital	65,201		24,515
Total assets	828,812		749,925

Principal Projects

San Luis Project, Peru

On May 10, 2010, the company reported board approval of the San Luis Feasibility Study and the vesting of a 70% interest in the joint venture.  See the news release dated May 10, 2010, for details on the San Luis Feasibility Study. The current focus is on negotiating long-term land access agreements for the project.

Pitarrilla Project, Mexico

At Pitarrilla, the Breccia Ridge underground feasibility study is nearing completion in early 2011. The primary tasks remaining involve the assembly of final capital and operating costs as well as the project economic analysis.

Snowfield-Brucejack Project, Canada

Subsequent to the end of the third quarter, Silver Standard announced an agreement to sell the Snowfield and Brucejack Projects in northern British Columbia to Pretium Resources Inc.

During the third quarter, a National Instrument 43-101-compliant Preliminary Assessment was completed for the Snowfield-Brucejack Project, located 65 kilometers north of Stewart, British Columbia. See the Technical Report and Preliminary Assessment of the Snowfield-Brucejack Project, effective September 10, 2010 (the “Preliminary Assessment”), filed on SEDAR and Silver Standard’s web site for additional information.

As well as the Preliminary Assessment, a total of 51,100 meters of diamond drilling was completed on the Snowfield-Brucejack Project in 2010. Drilling in the Snowfield area was successful in expanding known mineralization to the south and southeast. Most of the newly defined mineralization is in areas previously classified as waste in the Preliminary Assessment. Drilling in the Brucejack area defined a new area of mineralization in the West Zone, encountered further high-grade gold and silver mineralization in the Galena Hill Zone and expanded the known mineralization in the West, Galena Hill, Bridge and Shore Zones.

The Preliminary Assessment was based on mineral resources defined to the end of the 2009 drilling season. New resource updates for the Snowfield-Brucejack Project are expected in the first half of 2011.

Exploration

During the third quarter, a comprehensive geophysical program was completed on the San Agustin Project in Durango, Mexico. The program has refined drill targets that will test for additional surface oxide resources and the extensions of the known mineralization at depth. San Agustin hosts indicated mineral resources of 1.59 million ounces of gold and 47.8 million ounces of silver and inferred mineral resources of 1.06 million ounces of gold and 36.9 million ounces of silver. (Refer to the Company’s NI 43-101 mineral resource estimate filed on SEDAR on May 7, 2009.) A 6,000 meter drill program is planned in early 2011.

Drilling of the Berenguela Project in Peru was completed in the third quarter. Analysis of the results is underway.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s Third Quarter 2010 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.

A conference call with management to review Third Quarter 2010 financial results and project activities is scheduled for Friday, November 5, 2010, at 11:00 a.m. EDT.

Toll-free in North America:                          (888) 429-4600
Overseas:                                                      (970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after November 5, 2010.

Audio replay will be available for one week by calling toll free in North America: (800) 642-1687, conference ID 17066635; and overseas callers may telephone (706) 645-9291, conference ID 17066635. (Source: Silver Standard Resources Inc.)

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
           Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production and recoveries of silver, tin and zinc, timing of processing of sulphide ore, anticipated revenues, cash and operating costs per silver ounce,  estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, statements concerning mineral reserves and resource estimates, statements relating to the sale of the Snowfield and Brucejack Projects (the “Sale Transaction”) including the closing of the Sale Transaction and the anticipated proceeds to Pretium and Silver Standard raised in the initial public offering of Pretium (the IPO), and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to Silver Standard’s ability to raise sufficient capital to fund development; Pretium’s ability to raise sufficient funds in its IPO in order to complete the Sale Transaction; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production and cost estimates for the Pirquitas Mine; risks and uncertainties associated with new mining operations including start-up delays and operational issues; risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which Silver Standard may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.